UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): July 27, 2021

MCAP Acquisition Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-40116	85-3978415
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

311 South Wacker Drive, Suite 6400 Chicago, Illinois	60606
(Address of principal executive offices)	(Zip Code)

(312) 258-8300

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Warrant	MACQU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	MACQ	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	MACQW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 27, 2021, MCAP Acquisition Corporation, a Delaware corporation (“Parent”), GRNT Merger Sub 1 LLC, a Delaware limited liability company (“Merger Sub 1”), GRNT Merger Sub 2 LLC, a Delaware limited liability company (“Merger Sub 2”), GRNT Merger Sub 3 LLC, a Delaware limited liability company (“Merger Sub 3”), GRNT Merger Sub 4 LLC, a Delaware limited liability company (“Merger Sub 4” and together with Merger Sub 1, Merger Sub 2 and Merger Sub 3, the “Merger Sub Entities”), H.I.G. Growth – AdTheorent Intermediate, LLC, a Delaware limited liability company (the “Blocker”), H.I.G. Growth – AdTheorent, LLC, a Delaware limited liability company (the “Blocker Member”), and AdTheorent Holding Company, LLC, a Delaware limited liability company (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) pursuant to which, among other things, the Company will merge with and into Merger Sub 4 and become a wholly owned subsidiary of Parent. The terms of the Business Combination Agreement, which contains customary representations and warranties, covenants, closing conditions, termination fee provisions and other terms relating to the Mergers (as defined below) and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference.

Structure of the Transaction

The transaction is structured as four (4) mergers, which includes the following:

(a) Pursuant to the Business Combination Agreement, (i) Merger Sub 1 will merge with and into the Blocker, with the Blocker surviving as a wholly owned subsidiary of Parent (the “First Blocker Merger”), (ii) immediately thereafter and pursuant to an integrated plan, the Blocker, as the surviving company of the First Blocker Merger, will merge with and into Merger Sub 2, with Merger Sub 2 surviving as a wholly owned subsidiary of Parent (the “Second Blocker Merger” and together with the First Blocker Merger, the “Blocker Mergers”), (iii) immediately following the Blocker Mergers, Merger Sub 3 will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “First Company Merger”) and (iv) immediately thereafter and pursuant to an integrated plan, the Company, as the surviving company of the First Company Merger, will merge with and into Merger Sub 4 (the “Second Company Merger” and together with the First Company Merger, the “Company Mergers”; the Company Mergers together with the Blocker Mergers, the “Mergers”; and together with the other transactions related thereto, the “Transactions”), with Merger Sub 4 surviving as a wholly owned direct subsidiary of Parent (the “Surviving Corporation”);

(b) Concurrently with the execution of the Business Combination Agreement, certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for and purchase an aggregate of 12,150,000 shares of Parent Class A Common Stock (as defined below) at a purchase price of $10.00 per share, for an aggregate purchase price of $121,500,000 in a private placement or placements (the “Private Placements”) to be consummated immediately prior to the consummation of the Transactions. A description of the Subscription Agreements is set forth under the heading “Subscription Agreements” under this Item 1.01 of this Current Report on Form 8-K;

(c) Concurrently with the execution of the Business Combination Agreement, Parent, the Company and the Key Company Members entered into the Member Support Agreement (the “Member Support Agreement”), pursuant to which, among other things, the Key Company Members agreed, upon the terms and subject to the conditions set forth therein, to vote their Company Interests (as defined below) in favor of this Agreement, the Company Mergers and the other Transactions. A description of the Member Support Agreement is set forth under the heading “Member Support Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(d) Concurrently with the execution of the Business Combination Agreement, MCAP Acquisition, LLC, a Delaware limited liability company (the “Sponsor”), the Company and Parent entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed, upon the terms and subject to the conditions set forth therein, to (i) vote all of its shares of Parent Class B Common Stock in favor of the Business Combination Agreement, (ii) take all actions reasonably necessary to consummate the Transactions, (iii) not redeem its shares of Parent Class B Common Stock, (iv) waive the anti-dilution provisions of the shares of Parent Class B Common Stock set forth in the Parent Certificate of Incorporation, (v) forfeit 551,096 of its Parent Warrants and (vi) subject certain of its shares of New Parent Common Stock and Parent Warrants to an “earn-out”;

(e) In connection with the Closing, Parent, certain Parent Stockholders (including the Sponsor) and certain Company Members (including the Key Company Members) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). A description of the Registration Rights Agreement is set forth under the heading “Registration Rights Agreement” under this Item 1.01 of this Current Report on Form 8-K;

(f)  In connection with the Closing, Parent and certain Company Members (including the Key Company Members) will enter into a Lock-Up Agreement (the “Lock-Up Agreement”). A description of the Lock-Up Agreement is set forth under the heading “Lock-Up Agreement” under this Item 1.01 of this Current Report on Form 8-K; and

(g) In connection with the Closing, Parent, the Sponsor and certain Company Members will enter into a Stockholders Agreement (the “Stockholders Agreement”). A description of the Stockholders Agreement is set forth under the heading “Stockholders Agreement” under this Item 1.01 of this Current Report on Form 8-K.

Conversion of Securities; Aggregate Transaction Consideration; Earn-out

At the First Blocker Merger Effective Time, by virtue of the First Blocker Merger and without any action on the part of Parent, Merger Sub 1, the Blocker, Blocker Member or the holders of any of the following securities:

(a)	the Blocker Interests issued and outstanding immediately prior to the First Blocker Merger Effective Time will automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, the number of shares of New Parent Common Stock, the Blocker Member’s portion of the Aggregate Cash Consideration and the Blocker Member’s portion of the Earn-Out Consideration, in each case, set forth in the Payment Spreadsheet (with the Blocker Member to receive the right to receive the number of shares of New Parent Common Stock, the Blocker Member’s portion of the Aggregate Cash Consideration and the Blocker Member’s portion of the Earn-Out Consideration set forth opposite the Blocker Member on the Payment Spreadsheet); and

(b)	the limited liability company interests of Merger Sub 1 (“Merger Sub 1 Interest”) issued and outstanding immediately prior to the First Blocker Merger Effective Time will be automatically converted into and exchanged for all of the limited liability company interests of First Blocker Merger Surviving Company.

At the Second Blocker Merger Effective Time, by virtue of the Second Blocker Merger and without any action on the part of Parent, Merger Sub 2, First Blocker Merger Surviving Company or the holders of any of the following securities:

(a)	the First Blocker Merger Surviving Company Interest will be canceled without any consideration payable thereon; and

(b)	the limited liability company interests of Merger Sub 2 (“Merger Sub 2 Interest”) issued and outstanding immediately prior to the Second Blocker Merger Effective Time will automatically be converted into and exchanged for all of the limited liability company interests of Second Blocker Merger Surviving Company.

At the First Company Merger Effective Time, by virtue of the First Company Merger and without any action on the part of Parent, Merger Sub 3, the Company or the holders of any of the following securities:

(a)	all of the Company Class A Interests held by Second Blocker Merger Surviving Company will be canceled without any consideration payable thereon;

(b)	the Company Class A Interests issued and outstanding immediately prior to the First Company Merger Effective Time and not cancelled in connection with the Second Blocker Merger, will automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration, in each case, set forth in the Payment Spreadsheet (with each such holder of Company Class A Interests to receive the right to receive the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration set forth opposite such holder’s name on the Payment Spreadsheet);

(c)	the Company Class B Interests issued and outstanding immediately prior to the First Company Merger Effective Time will automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration, in each case, set forth in the Payment Spreadsheet (with each such holder of Company Class B Interests to receive the right to receive the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration set forth opposite such holder’s name on the Payment Spreadsheet);

(d)	the Company Class C Interests issued and outstanding immediately prior to the First Company Merger Effective Time will automatically be converted into and become the right to receive, in accordance with the Payment Spreadsheet, the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration, in each case, set forth in the Payment Spreadsheet (with each such holder of Company Class C Interests to receive the right to receive the number of shares of New Parent Common Stock, such holder’s portion of the Aggregate Cash Consideration and such holder’s portion of the Earn-Out Consideration set forth opposite such holder’s name on the Payment Spreadsheet);

(f) the Company Options that are outstanding immediately prior to the First Company Merger Effective Time, whether vested or unvested, shall be converted into options to purchase shares of New Parent Common Stock (such options, the “Exchanged Options”) and such holder’s portion of the Earn-Out Consideration, in each case in accordance with the Payment Spreadsheet, with each holder of Company Options to receive options to purchase the number of shares of New Parent Common Stock, at the per share exercise price, and such holder’s portion of the Earn-Out Consideration set forth opposite such holder’s name on the Payment Spreadsheet; provided that the exercise price and the number of shares of New Parent Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D). Following the Second Company Merger Effective Time, the Exchanged Options will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option(s) immediately prior to the Second Company Merger Effective Time except that references to the Company will instead be interpreted to be Parent, and references to the Company’s board of directors will be interpreted to be Parent’s board of directors. At or prior to the Second Company Merger Effective Time, the Company will take all requisite lawful action and the Company Board will adopt any resolutions and take any lawful actions that are necessary to effectuate the treatment of the Company Options pursuant to the terms of the Business Combination Agreement; and

(g) the Company Units that are outstanding immediately prior to the First Company Merger Effective Time, whether vested or unvested, shall be converted into restricted stock units with respect to shares of New Parent Common Stock (such options, the “Exchanged Units”) and such holder’s portion of the Earn-Out Consideration, in each case in accordance with the Payment Spreadsheet, with each holder of Company Units to receive restricted stock units with respect to the number of shares of New Parent Common Stock and such holder’s portion of the Earn-Out Consideration set forth opposite such holder’s name on the Payment Spreadsheet. Following the Second Company Merger Effective Time, the Exchanged Units will continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Units immediately prior to the Second Company Merger Effective Time except that references to the Company will instead be interpreted to be Parent, and references to the Company’s board of directors will be interpreted to be Parent’s board of directors. At or prior to the Second Company Merger Effective Time, the Company will take all requisite lawful action and the Company Board will adopt any resolutions and take any lawful actions that are necessary to effectuate the treatment of the Company Units pursuant to the terms of the Business Combination Agreement.

At the Second Company Merger Effective Time, by virtue of the Second Company Merger and without any action on the part of Parent, Merger Sub 4, First Company Merger Surviving Company or the holders of any of the following securities:

(a)	the First Company Merger Surviving Company Interest will be canceled without any consideration payable thereon; and

(b)	the limited liability company interests of Merger Sub 4 (“Merger Sub 4 Interest”) issued and outstanding immediately prior to the Second Company Merger Effective Time will automatically be converted into and exchanged for all of the limited liability company interest of Surviving Company.

Upon completion of the Second Company Merger, each of the Blocker (which will be Merger Sub 2 as the Surviving Company of the Second Blocker Merger) and the Company (which will be Merger Sub 4 as the Surviving Company of the Second Company Merger) will become wholly owned subsidiaries of Parent and the member of the Blocker and the members of the Company shall become shareholders of Parent.

Promptly following delivery by (i) the Company of the Company Certificate and (ii) Parent of the Parent Certificate and, in any event, not less than three (3) Business Days prior to the Effective Time and based upon the Company Certificate and the Parent Certificate, the Company shall calculate the Company Value, Aggregate Cash Consideration and Aggregate Stock Consideration and deliver to Parent a schedule (the “Payment Spreadsheet”) setting forth (i) the portion of the Aggregate Transaction Consideration payable to the Blocker Member and each Company Member (including the allocation of shares of New Parent Common Stock and the Aggregate Cash Consideration) and (ii) the portion of the Aggregate Transaction Consideration that can be purchased pursuant to the Exchanged Options or acquired pursuant to the Exchanged Units.

As promptly as practicable following the Company’s delivery of the Payment Spreadsheet, the parties hereto shall work together in good faith to finalize the Payment Spreadsheet. The allocation of the Aggregate Transaction Consideration and the information with respect to the exchange of Company Options into Exchanged Options and Company Units into Exchanged Units set forth in the Payment Spreadsheet shall, to the fullest extent permitted by applicable Law, be final and binding on all parties and shall be used by Parent and the Merger Sub Entities for purposes of issuing the Aggregate Transaction Consideration to the Blocker Member and the Company Members and the conversion of Company Options into Exchanged Options and the Company Units into Exchanged Units, absent manifest error.

Earn-Out. Following the Closing, as part of the overall Aggregate Transaction Consideration, if, at any time during the period following the Closing and expiring on the third anniversary of the Closing Date, (i) the VWAP of New Parent Common Stock will be greater than or equal to $14.00 for any twenty (20) Trading Days within a period of thirty (30) consecutive Trading Days or (ii) Parent completes a liquidation, merger, stock exchange, reorganization or similar transaction that results in all Parent Stockholders having the right to exchange their shares of New Parent Common Stock for cash, securities or other property pursuant to which the valuation of such shares of New Parent Common Stock equals or exceeds $14.00 per share (the “Earn-Out Target”), then within ten (10) Business Days following the achievement of the Earn-Out Target, Parent will pay or issue, as applicable, to the Blocker Member, each Company Member and holder of an Exchanged Option or Exchanged Unit, in accordance with the Payment Spreadsheet an aggregate amount equal to $95,000,000, which such Earn-Out Consideration will be paid, at the sole and absolute discretion of Parent Board, in the form of (1) the issuance to the Blocker Member and each such Company Member or holder of an Exchanged Option or Exchanged Unit of validly issued, fully-paid and nonassessable shares of New Parent Common Stock valued at $14.00 per share, (2) a payment in cash to the Blocker Member and each such Company Member or holder of an Exchanged Option or Exchanged Unit or (3) a combination of (1) and (2) (the “Earn-Out Consideration”); provided, however, that (x) no Earn-Out Consideration will be paid with respect to unvested Exchanged Options or Exchanged Units that expired or terminated prior to the date that Parent pays the Earn-Out Consideration to the Blocker Member and the Company Members and (y) with respect to outstanding Exchanged Options or Exchanged Units that are unvested as of the date that Parent pays the Earn-Out Consideration to the Blocker Member and the Company Members, Parent will pay the Earn-Out Consideration to the applicable holder of an Exchanged Option or Exchanged Unit within thirty (30) days following the date on which the unvested Exchanged Option or Exchanged Unit vests, subject to the holder’s continued employment or service with Parent or its Affiliates through such vesting date (provided that such payments must be made prior to the date that is five (5) years following the Closing Date and otherwise in accordance with Treasury Regulation §1.409A-3(i)(5)(iv)(A)). If the Earn-Out Target will not be reached after the Closing and prior to or as of the third anniversary of the Closing Date, the obligations under the earn-out will terminate and no longer apply. The Earn-Out Consideration and the Earn-Out Target will be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into New Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to New Parent Common Stock, occurring on or after the date hereof and prior to the time any such Earn-Out Consideration is delivered to the Blocker Member, the Company Members and the holders of Exchanged Options or Exchanged Units, if any.

“Aggregate Cash Consideration” means an amount equal to (a) $162,039,000 plus (b) the Available Cash Excess Amount, if any, minus (c) the amount, if any, by which the Available Cash Shortfall Amount shall exceed $113,211,000, minus (d) the amount, if any, by which cash on the Company’s balance sheet as of the Closing shall be less than $3,500,000, minus (e) the amount, if any, by which any cash distributions to the Company Members following the date hereof shall exceed the amount of the Permitted Distribution, plus (f) that portion (or the entirety) of the Permitted Distribution amount that the Company does not distribute prior to the Closing, minus (g) the amount, if any, by which the aggregate Transaction Expenses of the Company and Parent shall exceed the Transaction Expenses Cap, minus (h) the amount, if any, by which Identified Company Indebtedness shall exceed the Company Indebtedness Cap; provided that if there shall be an Available Cash Shortfall Amount which shall cause the Aggregate Cash Consideration to be reduced below $140,000,000, then Parent shall have the option, in Parent’s sole discretion, to make up such shortfall by (i) raising additional funds in a Qualifying Private Placement and applying such funds to such shortfall, (ii) causing a portion of the Identified Company Indebtedness to remain outstanding and applying any funds which would otherwise have been applied towards paying off such Identified Company Indebtedness to such shortfall, (iii) requiring the Company or any Company Subsidiary to incur additional Indebtedness and applying any such funds to such shortfall, and/or (iv) using a portion of the Balance Sheet Funding Amount and applying any such funds to such shortfall.

“Aggregate Stock Consideration” means a number of shares of New Parent Common Stock equal to the quotient of (a) the Company Value minus an amount equal to the Aggregate Cash Consideration, divided by (b) ten dollars ($10.00) (which shares of New Parent Common Stock shall be allocated to the Blocker Member and the Company Members pursuant to the Payment Spreadsheet).

“Aggregate Transaction Consideration” means the Aggregate Cash Consideration and the Aggregate Stock Consideration.

“Company Value” means an amount equal to (a) seven hundred seventy five million dollars ($775,000,000), minus (b) an amount equal to fifty percent (50%) of the sum of the Company Management Bonus, minus (c) an amount equal to the Monroe Credit Agreement Payoff Amount, minus (d) an amount equal to the SVB Credit Agreement Payoff Amount, minus (e) an amount equal to the Hudson Street Unpaid Sublease Termination Fee Amount, minus (f) an amount equal to the Cares Act Unpaid Payroll Taxes Deferred Amount.

Proxy Statement

As promptly as practicable after the date of the Business Combination Agreement, (a) Parent and the Company will prepare and file with the Securities and Exchange Commission (the “SEC”) a joint consent solicitation/proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of Parent in connection with the Parent Stockholders’ Meeting to be held to consider approval and adoption of (A) the Business Combination Agreement and the Mergers, B) the issuance of New Parent Common Stock as contemplated by the Business Combination Agreement and the Subscription Agreements, (C) the Parent Second Amended and Restated Certificate of Incorporation and Parent Amended and Restated Bylaws, (D) the Stock Incentive Plan and ESPP, (E) the appointment of the directors of Parent, (F) any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto and (G) any other proposals the parties to the Business Combination Agreement mutually agree are necessary or appropriate to effectuate the Transactions (collectively, the “Parent Proposals”) and (ii) Parent will prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the shares of New Parent Common Stock constituting the Aggregate Stock Consideration to be issued to the Company Members pursuant to this Agreement (other than the Key Company Members) and (B) the shares of New Parent Common Stock issuable upon exercise of the Exchanged Options or upon settlement of the Exchanged Units.

Stock Exchange Listing

Parent will use its reasonable best efforts to cause the Aggregate Stock Consideration and shares of New Parent Common Stock issuable upon exercise of the Exchanged Options and settlement of the Exchanged Units issued in connection with the Transactions to be approved for listing on the Nasdaq Capital Market at Closing. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Units, Parent Class A Common Stock and Parent Warrants listed for trading on the Nasdaq Capital Market.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) the Company and (b) Parent and the Merger Sub Entities relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. The Company has agreed to customary “no shop” obligations.

The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties. Accordingly, the Business Combination Agreement is incorporated herein by reference only to provide investors with information regarding the terms of the Business Combination Agreement and not to provide investors with any other factual information regarding Parent, the Company or their respective businesses, and should be read in conjunction with the disclosures in Parent’s periodic reports and other filings with the SEC.

Conditions to Closing

Mutual

The obligations of the Company, Parent, the Merger Sub Entities, Blocker and Blocker Member to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:

(a) The Parent Proposals shall have been approved and adopted by the requisite affirmative vote of the stockholders of Parent in accordance with the Proxy Statement, the DGCL, the Parent Organizational Documents and the rules and regulations of the Nasdaq Capital Market;

(b) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers;

(c) All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained;

(d) Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC; and

(e) The shares of New Parent Common Stock constituting the Aggregate Stock Consideration and shares of New Parent Common Stock issuable upon exercise of the Exchanged Options or the settlement of the Exchanged Units shall have been approved for listing on the Nasdaq Capital Market subject to notice of official issuance.

Parent and Merger Sub Entities

The obligations of Parent and Merger Sub Entities to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

(a) The representations and warranties of the Company contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Capitalization), Section 4.04 (Authority Relative to this Agreement), and Section 4.23 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.08 (Absence of Certain Changes or Events) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b) The (i) representations and warranties of the Blocker contained in Section 5.01 (Organization), Section 5.02 (Authority Relative to This Agreement), Section 5.03 (Capitalization) and Section 5.09 (Brokers) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Blocker contained in in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made at and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a material adverse effect on the Blocker;

(c) The (i) representations and warranties of the Blocker Member contained in Section 6.01 (Organization), Section 6.02 (Authority Relative to This Agreement), and Section 6.04 (Brokers) shall be true and correct in all respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Blocker Member contained in in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made at and as of the Closing Date (except to the extent that any such representation and warranty is expressly made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not, and would not reasonably be expected to, cause a material adverse effect on the Blocker Member;

(d) The Company, the Blocker and Blocker Member, respectively, shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Company Merger Effective Time;

(e) The Company shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of certain conditions;

(f) The Blocker and Blocker Member shall have delivered to Parent a certificate, dated the date of the Closing, signed by an officer of the Blocker and the Blocker Member, certifying as to the satisfaction of certain conditions;

(g) Other than those persons identified as continuing directors under the Business Combination Agreement, all members of the Company’s board of directors shall have executed written resignations effective as of the Second Company Merger Effective Time;

(h) All parties to the Registration Rights Agreement (other than Parent, the Sponsor and the other Parent Stockholders prior to the Second Company Merger Effective Time contemplated to be party thereto) shall have delivered, or cause to be delivered, to Parent a copy of the Registration Rights Agreement duly executed by all such parties;

(i) All parties to the Lock-Up Agreement (other than Parent) shall have delivered, or cause to be delivered, to Parent a copy of the Lock-Up Agreement duly executed by all such parties;

(j)  All parties to the Stockholders Agreement (other than Parent and Sponsor) shall have delivered, or cause to be delivered, to Parent a copy of the Stockholders Agreement duly executed by all such parties;

(k) On or prior to the Closing, the Company shall have delivered to Parent a properly executed certification that shares of Company Common Stock are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations;

(l) On or prior to the Closing, The Blocker Member shall have delivered to Parent an IRS Form W-9

(m) The Company shall have adopted such Company Board or committee resolutions as may be required to provide that no new awards shall be granted under the Company Equity Plan on or after the Closing Date;

(n) The Company shall have delivered to Parent the Payment Spreadsheet;

(o) The Company shall have delivered to Parent a copy of the (i) Monroe Payoff Letter and (ii) SVB Payoff Letter; and

(p) The Company Written Consent shall have been delivered to Parent.

The Company, Blocker and Blocker Member

The obligations of the Company, Blocker and Blocker Member to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:

(a) The representations and warranties of Parent, and the Merger Sub Entities contained in Section 7.01 (Corporate Organization), Section 7.04 (Authority Relative to this Agreement), and Section 7.12 (Brokers) shall each be true and correct in all respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Parent and the Merger Sub Entities contained in Section 7.03 (Capitalization) shall each be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of Parent and the Merger Sub Entities contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Parent Material Adverse Effect;

(b) Parent and the Merger Sub Entities shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Second Company Merger Effective Time;

(c) Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Parent, certifying as to the satisfaction of certain conditions;

(d) No Parent Material Adverse Effect shall have occurred between the date of the Business Combination Agreement and the Closing Date;

(e) Parent, the Sponsor and the other Parent Stockholders prior to the Second Company Merger Effective Time contemplated to be party thereto shall have delivered a copy of the Registration Rights Agreement duly executed by Parent, the Sponsor and such other Parent Stockholders;

(f) Parent shall have delivered a copy of the Lock-Up Agreement duly executed by Parent;

(g) Parent and Sponsor shall have delivered, or cause to be delivered, to the Company a copy of the Stockholders Agreement duly executed by Parent and Sponsor;

(h) Parent, Sponsor and the escrow agent contemplated by the Sponsor Support Agreement shall have entered into the escrow agreement contemplated by the Sponsor Support Agreement and Sponsor shall have delivered the Escrow Securities (as defined in the Sponsor Support Agreement) to the escrow agent;

(i) The officers of Parent and the members of the Parent Board, as required pursuant to the Business Combination Agreement, shall have executed written resignations effective as of the Second Company Merger Effective Time;

(j) The amount available for the Aggregate Cash Consideration shall be equal to at least one hundred forty million dollars ($140,000,000); and

(k) The Available Cash shall be equal to at least two hundred fifty eight million one hundred twenty five thousand dollars ($258,125,000).

Termination

The Business Combination Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Second Company Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the Blocker Member, Company Members or Parent Stockholders, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if (i) the Second Company Merger Effective Time shall not have occurred prior to the six (6) month anniversary of the date of this Agreement (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 11.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article X on or prior to the Outside Date; (ii) any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Mergers; or (iii) any of the Parent Proposals shall fail to receive the requisite Parent stockholder approval at the Parent Stockholders’ Meeting or any adjournment or postponement thereof;

(c) by Parent if (i) the Company shall have failed to deliver to Parent the Company Written Consent immediately following execution and delivery of the Business Combination Agreement; (ii) the PCAOB Audited Financials shall not have been delivered to Parent by the Company on or before September 26, 2021; or (iii) Parent upon a breach of any representation, warranty, covenant or agreement on the part of the Company, the Blocker or the Blocker Member set forth in this Agreement, or if any representation or warranty of the Company, the Blocker or the Blocker Member shall have become untrue, in either case such that the conditions set forth in Section 10.02(a), Section 10.02(b), Section 10.02(c) or Section 10.02(d)  would not be satisfied (“Terminating Company Breach”); provided that Parent has not waived such Terminating Company Breach; provided further that, if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 11.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Parent to the Company;

(d) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Parent and the Merger Sub Entities set forth in this Agreement, or if any representation or warranty of Parent and the Merger Sub Entities shall have become untrue, in either case such that the conditions set forth in Section 10.03(a)  or Section 10.03(b)  would not be satisfied (“Terminating Parent Breach”); provided that the Company has not waived such Terminating Parent Breach; provided, however, that, if such Terminating Parent Breach is curable by Parent and the Merger Sub Entities, the Company may not terminate this Agreement under this Section 11.01(h)  for so long as Parent and the Merger Sub Entities continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Parent.

Effect of Termination

If the Business Combination Agreement is terminated, it will, to the fullest extent permitted by applicable Law, forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto.

Closing

The Closing will occur as promptly as practicable, but in no event later than three (3) Business Days following the satisfaction or, if permissible, waiver of all of the closing conditions.

Member Support Agreement

Concurrently with the execution of the Business Combination Agreement, Parent and certain Company Members (including Key Company Members) entered into the Stockholder Support Agreement in which such Company Members agreed, among other things, subject to the terms and conditions of the Stockholder Support Agreement, (a) to vote their Company membership interests in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, (b )the termination of the Company’s operating agreement and, if applicable, any rights under any agreement between a Company Member and the Company providing for redemption rights, put rights, purchase rights, or other similar rights not generally available to the members of the Company immediately prior to the closing of the Business Combination, (c) not sell, assign, transfer, lien, pledge, dispose of, or otherwise encumber any of the membership interests held by such Company Members, except for a sale or transfer pursuant to the Business Combination Agreement or to another member of the Company party to the Member Support Agreement; and (d) initiate, solicit, facilitate, encourage, enter into, negotiate, or approve any offers or proposals with respect to a proposal or offer from any person relating to a business combination involving the Company, any transfer, purchase, or sale of Company membership interests, sale or other disposition of Company property and assets, or any other similar transactions

The foregoing description of the Member Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Member Support Agreement, which is filed as Exhibit 10.1 and which is incorporated by reference herein.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Sponsor, Parent and the Company entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor, has agreed to:

•	vote all of its Parent Class B Common Stock common stock in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement;
•	use reasonable best efforts take all actions reasonably necessary to consummation the transactions contemplated by the Business Combination Agreement;
•	not demand that Parent redeem its shares of Parent Class B Common Stock in connection with the transactions contemplated by the Business Combination Agreement or otherwise participate in any such redemption by tendering or submitting any of its shares of Parent Class B Common Stock for redemption;
•	waive the anti-dilution provisions of its Parent Class B Common Stock set forth in Parent’s certificate of incorporation;
•	forfeit 551,096 of its warrants to purchase shares of Parent Class A common stock issued in connection with that certain Warrant Agreement, dated as of February 25, 2021, by and between Parent and Continental Stock Transfer & Trust Company (“CST”); and
•	take all actions necessary to cause, at the Closing, the entry into the Stock Escrow Agreement among Parent, Sponsor and CST, as escrow agent, pursuant to which, immediately following the Closing, (a) 598,875 shares of New Parent Common Stock held by Sponsor (the “Sponsor New Parent Escrow Shares”) and (b) 551,096 Private Placement Warrants held by Sponsor (the “Sponsor Escrow Warrants”) will be deposited into an escrow account maintained by CST and held and disbursed as follows:

i.	299,438 Sponsor New Parent Escrow Shares will be released to Sponsor if the VWAP of the Class A Common Stock of Parent equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before the 3rd anniversary of the Closing;

ii.	299,437 Sponsor New Parent Escrow Shares will be released to Sponsor if the VWAP of the Class A Common Stock of Parent equals or exceeds $13.50 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before the 3rd anniversary of the Closing; and

iii.	The Sponsor Escrow Warrants will be released to Sponsor if the VWAP of the Class A Common Stock equals or exceeds $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within any consecutive 30 trading day period on or before the 3rd anniversary of the Closing.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

Contemporaneously with the Closing, Parent, certain Parent Stockholders (including the Sponsor) and certain Company Members (including the Key Company Members) (such stockholders, the “Holders”) will enter into a Registration Rights Agreement, pursuant to which, among other things, Parent will be obligated to file a registration statement to register the resale of certain securities of Parent held by the Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-Up Agreement

Contemporaneously with the Closing, Parent and the Holders will enter into a Lock-up Agreement, pursuant to which, among other things, and subject to certain exceptions, provides for the New Parent Common Stock held by the Holders to be locked-up for a period of six (6) months from the Closing Date in accordance with the terms set forth therein.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit B to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Stockholders Agreement

Contemporaneously with the Closing, Parent, the Sponsor and certain Company Members (including the Key Company Members) will enter into the Stockholders Agreement, which will provide, among other things, that the post-Closing board of directors of Parent will consist of nine (9) directors. Additionally, the Stockholders Agreement will provide four (4) directors are to be nominated by H.I.G. (the “H.I.G. Designees”), for so long as H.I.G. Beneficially Owns 20% or more of the outstanding shares of Common Stock of the Company, three (3) directors are to be nominated by H.I.G., for so long as H.I.G. Beneficially Owns 15% or more (but less than 20%) of the outstanding shares of Common Stock of the Company, two (2) directors are to be nominated by H.I.G., for so long as H.I.G. Beneficially Owns 10% or more (but less than 15%) of the outstanding shares of Common Stock of the Company, and one (1) director nominated by H.I.G., for so long as H.I.G. Beneficially Owns 5% or more (but less than 10%) of the outstanding shares of Common Stock of the Company. In addition, one (1) director nominated by Sponsor (the “Sponsor Designee” and together with the H.I.G. Designees, the “Designees”) for so long as Sponsor and its Affiliates Beneficially Own 1% or more of the outstanding shares of Common Stock of the Company.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Stockholders Agreement, a copy of which is included as Exhibit C to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Subscription Agreements

Parent obtained commitments from certain investors (each, a “Subscriber”) to purchase shares of Parent Class A Common Stock (such shares, collectively, “Subscription Shares”) in an aggregate value of $121,500,000 (as of the date hereof), representing 12,150,000 Subscription Shares at a price of $10.00 per share. The purpose of the sale of the Subscription Shares is to raise additional capital for use in connection with the Transactions and to meet the minimum cash requirements provided in the Business Combination Agreement. The closing of the sale of the Subscription Shares pursuant to the Subscription Agreement is contingent upon, among other customary closing conditions, the substantially concurrent consummation of the Merger.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, a copy of which is included as Exhibit 10.3 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. In connection with the Closing, Parent will issue 12,150,000 shares of Parent Class A Common Stock to Subscribers. The shares of Parent Class A Common Stock to be issued in connection with the PIPE Financing will not be registered under the Securities Act, and will be issued in reliance on the exemption from the registration requirements thereof provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Item 7.01.	Regulation FD Disclosure.

On July 27, 2021, MCAP issued a press release announcing the execution of the BCA and related agreements. A copy of the press release is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 is a copy of an investor presentation to be used by MCAP in connection with the Transactions.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

Parent intends to file with the SEC a registration statement on Form S-4, in which a joint consent solicitation/proxy statement/prospectus relating to the Transactions will be included, which joint consent solicitation/proxy statement/prospectus will be mailed to its stockholders once definitive. This document does not contain all the information that should be considered concerning the Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. Parent’s stockholders and other interested persons are advised to read, when available, the preliminary joint consent solicitation/proxy statement/prospectus and the amendments thereto and the registration statement on Form S-4 and other documents filed in connection with the Transactions, as these materials will contain important information about the Company, Parent and the Transactions. When available, the joint consent solicitation/proxy statement/prospectus and other relevant materials for the Transactions will be mailed to stockholders of Parent as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain copies of the preliminary joint consent solicitation/proxy statement/prospectus, the definitive joint consent solicitation/proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: MCAP Acquisition Corp., 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, USA.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Parent and its directors and executive officers may be deemed participants in the solicitation of proxies from Parent’s stockholders with respect to the Transactions. A list of the names of those directors and executive officers and a description of their interests in Parent is contained in Parent’s Registration Statement on Form S-1, as filed on February 1, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to MCAP Acquisition Corp., 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606, USA. Additional information regarding the interests of such participants will be contained in the joint consent solicitation/proxy statement/prospectus for the Transactions when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Parent in connection with the Transactions. A list of the names of such directors and executive officers and information regarding their interests in the Transactions will be included in the joint consent solicitation/proxy statement/prospectus for the Transactions when available.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the Company’s industry and market sizes, future opportunities for Parent, the Company and the combined company, Parent’s and the Company’s estimated future results and the Transactions, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Transactions. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in Parent’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Parent’s securities; (ii) the risk that the Transactions may not be completed by Parent’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Parent; (iii) the failure to satisfy the conditions to the consummation of the Transactions, including the adoption of the Business Combination Agreement by the stockholders of Parent and the Company, the satisfaction of the minimum cash amount following redemptions by Parent’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Transactions; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the impact of COVID-19 on the Company’s business and/or the ability of the parties to complete the Transactions; (vii) the effect of the announcement or pendency of the Transactions on the Company’s business relationships, performance and business generally; (viii) risks that the Transactions disrupt current plans and operations of the Company; (ix) the outcome of any legal proceedings that may be instituted against the Company or Parent related to the Business Combination Agreement or the Transactions; (x) the ability to maintain the listing of Parent’s securities on Nasdaq Capital Market; (xi) the price of Parent’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Transactions, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates; (xiv) the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize the Company’s products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq Capital Market or the Nasdaq Stock Market or if approved, maintain the listing.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about Parent and the Company or the date of such information in the case of information from persons other than Parent or the Company, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding the Company’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

2.1*	Business Combination Agreement, dated as of July 27, 2021, by and among Parent, Merger Subs, Merger Sub 2, Merger Sub 3, Merger Sub 4, Blocker, Blocker Member and the Company.

10.1*	Member Support Agreement, dated as of July 27, 2021, by and Parent and certain Company Members.

10.2	Sponsor Support Agreement, dated as of July 27, 2021, by and among Parent, Sponsor and the Company.

10.3	Form of Subscription Agreement.

99.1	Investor Presentation.

99.2	Press Release dated July 27, 2021.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Parent agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MCAP ACQUISITION CORPORATION

By:	/s/ Theodore L. Koenig
	Name:	Theodore L. Koenig
	Title:	Chief Executive Officer

Date: July 27, 2021